Exhibit 99.1

Re: Update Regarding Searchlight Transaction, Debenture holders’ Meetings

Ramat Gan, Israel – June 19, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Following previous reports, the meetings of the debenture holders of both the Company and Internet Gold-Golden Lines Ltd. (“IGLD”) took place. The debenture holders were asked to vote on whether the companies should sign the Searchlight Transaction agreements and whether to instruct the applicable Trustee to the debentures to sign any related document required to perform the agreements (the “Purchase Agreement”);

At this stage of the process, the vote was only intended to be a preliminary vote aimed to show an indication whether to sign the Purchase Agreement and to submit a request to convene creditors’ meetings to approve the arrangement pursuant to Section 350 of the Israeli Companies Law. The debenture holders were free to change their vote in the future in the event the Court allows the convening of such creditors’ meetings. Nevertheless, in accordance with the explicit demand of Searchlight and a company controlled by Mr. David Furer, it was determined that the majority required for the approval of the Purchase Agreement in these meetings is also a majority of at least 75% of the total number of votes cast at each of the meetings, excluding abstentions (the “Required Majority”)).

Today, June 19, 2019, the published results of the Meetings (dated June 18, 2019) were:

1. At the meeting of the holders of the Series D Debentures of IGLD – the resolution was approved, by a 100% margin of the participating votes.

2. At the meeting of the debenture holders of the Series B Debentures of the Company – the resolution was approved, by a 98.42% of the participating votes.

3. At the meeting of the debenture holders of the Series C Debentures of the Company – the resolution was approved, by a 69.77% of the participating votes, but because of the Required Majority demand of Searchlight, as explained above, it is considered that these debenture holders did not approve the resolution.

Therefore, since the holders of the Company’s Series C Debentures of the Company supported the resolution by only a ~70% majority (of the votes cast), and not the 75% Required Majority, the Trustee to the Company’s Series C Debentures announced that the resolution was not approved. As a result, there is no possibility of signing the Purchase Agreement and submitting the request to convene creditors’ meetings as planned.

The Company emphasizes that its representatives, as well as other parties involved in the process of formulating the Purchase Agreement with Searchlight, for the purpose of obtaining the Required Majority, have conducted marathon discussions with all the parties involved, especially with Searchlight and with a large institutional investor which holds Series C Debentures. The investor had the requisite holdings to change the outcome of the votes. The negotiations attempted to bridge the gaps between the Searchlight offer and the demands of the institutional investor as a prerequisite for voting in favor of the resolution. In effect, the Purchase Agreement was rejected by two large holders while ~70% of the Series C Debentures holders voted in favor.

The parties reached understandings on some of the issues. However, the main issue in which there remain disagreements, is on the question of the certainty of recording a lien on Bezeq’s shares in favor of the holders of the Company’s Series C Debentures following the arrangement (the “Lien”). In this context:

1. As with obtaining a control permit to hold Bezeq, a lien on shares held by a controlling shareholder also requires a permit from the Ministry of Communications.

2. In the Purchase Agreement, Searchlight undertook, among other things, to take action and do all reasonable commercial efforts in good faith, in order to submit, without any unnecessary delay, all notices, reports and other documents required in order to enable the Lien. However, registration of the Lien is not a suspending condition of the Purchase Agreement.

3. The uncertainty regarding the registration of the Lien constitutes a material component of the arrangement (in the opinion of the institutional investor mentioned above), and therefore the investor demands that the registration of the Lien be a suspending condition or that compensation with interest will be defined in the Lien is not registered.

4. With the assistance of representatives of the Ministry of Communications, the Ministry and the Company held talks in an attempt to remove or at least reduce the aforesaid uncertainty, especially considering that the transaction and transfer of control to Searchlight is subject to the approval of the Ministry of Communications. The Ministry stated through the Ministry’s Director General that “it cannot relate without a request, but if an application is filed in accordance with the law, including the Israeli Communications Law and the Telecommunications Order, and subject to the recommendation of the relevant security authorities, there is no impediment to granting a permit.”

5. The Company is examining the implications of the recent events and continues to act to promote the existing processes or other alternatives, as reported in previous reports. The Company will report on any significant developments.